Exhibit 99.2
Yingli Green Energy Reaffirms Business Outlook
for Fiscal Year 2009
BAODING, China, December 5, 2008 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or “the Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today reaffirmed its business outlook for fiscal year 2009, as previously announced on the Company’s earnings conference call on November 26, 2008, in response to certain recent news articles erroneously stating that the Company expected its total PV module shipments to reach 400 megawatts in 2009.
Based on current market and operating conditions, estimated production capacity and forecasted customer demand, as well as current exchange rates for the U.S. dollar, Euro and Renminbi, the Company estimates that its total PV module shipments in 2009 will be approximately 550 MW to 600 MW, subject to, among other factors, the successful installation and ramp-up of the Company’s additional 200 MW planned expansion in the third quarter of 2009.
In addition, after taking into consideration the several mid- to long-term virgin polysilicon supply agreements with leading global polysilicon suppliers which will start delivery at the beginning of 2009, estimated polysilicon prices in 2009, the negative impact of expected decreases in the average sales price of PV modules and further depreciation of the Euro versus U.S. dollar, the Company estimates that its gross margin in 2009 will be at least 24%.
About Yingli Green Energy
Yingli Green Energy Holding Company Limited is one of the world’s leading vertically integrated PV product manufacturers. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or operate on a stand-alone basis. With 400 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in the world as measured by annual production capacity. Additionally, Yingli Green Energy is one of a limited number of large-scale PV companies in the world to have adopted a vertically integrated business model. Through its wholly owned subsidiary, Yingli Energy (China) Co., Ltd., Yingli Green Energy currently plans to expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 600 MW in the third quarter of 2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, South Korea, Belgium, France, China and the United States. For more information, please visit www.yinglisolar.com.

Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
In China:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
E-mail: ir@yinglisolar.com
In the United States:
Linda Bergkamp
Christensen
Tel: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com
In Hong Kong:
Chen Yuan Yuan
Christensen
Tel: +852-2232-3926
Email: ychen@ChristensenIR.com

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